

January 16, 2014

Mr. Dana Perry
Chief Financial Officer
AZZ incorporated
One Museum Place, Suite 500
3100 West Seventh Street
Fort Worth, Texas 76107

      RE: AZZ incorporated
              Form 10-K for Fiscal Year Ended February 28, 2013
              Filed April 29, 2013
              Form 10-Q for Fiscal Quarters Ended May 31, 2013
              Filed July 3, 2013
              File No. 001-12777

Dear Mr. Perry:

We have reviewed your response letter and have the following comments. As noted in our letter dated January 7, 2014, we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10Q for Fiscal Quarter Ended May 31, 2013

6. Acquisition, page 12

1.   We note in your response to Comment 1 of our letter dated January 7, 2014, intangible assets acquired through Aquilex SRO include customer relationships of $57.7 million. Please tell us your methodology for amortizing this asset. If it is amortized on a straight-line basis, please explain to us in detail how a straight-line method of amortization

reflects the pattern in which the economic benefits are consumed or otherwise used up, as described in ASC 350-30-35-6.

2.   In addition, we note you have assigned to the customer relationship intangible asset a useful life of 13 years. Please explain to us, in detail, the basis for your conclusion. Specifically, tell us the consideration you gave to the historical customer turnover rate, the pattern of renewing or extending the customer agreements, and any legal or economic effects such as competition and demand that may have impacted the useful life of the acquired asset.

You may contact Christie Wong, Staff Accountant, at (202) 551-3684 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director